UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-159058, as amended, originally filed with the Securities and Exchange Commission on May 8, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
XINHUA SPORTS & ENTERTAINMENT LIMITED
By: /s/ Fredy Bush
Name: Fredy Bush
Title: Chief Executive Officer
Date: July 28, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Press Release
XSEL Announces Changes in Board of Directors, New Chairman
and Enhanced Corporate Governance Practices
BEIJING, July 28 — Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”; Nasdaq: XSEL), a sports and entertainment media company in China, today announced that its Board of Directors has appointed Mr. Zheng Jingsheng as the Company’s new independent Director and Chairman of the Board and Mr. Harry Nam as an independent Director, while Mr. Larry Kramer and Mr. Zhao Li have stepped down from the Board.
Mr. Zheng Jingsheng served as Vice President of the Xinhua News Agency from 1998 to 2008 and Deputy General Manager from 1995 to 1998. He will commence his XSEL chairmanship on July 31, 2009, succeeding Ms. Fredy Bush. Ms. Bush will continue to serve as Chief Executive Officer of the Company.
“I am honored to be joining XSEL as the new Chairman of the Board, in continuing support of the Company, which is uniquely positioned to meet the growing needs of sports audiences and advertisers who want to reach this demographic,” said Mr. Zheng. “Utilizing my experience with the Xinhua News Agency and government departments, I look forward to working closely with CEO Fredy Bush and the other Directors in further expanding XSEL’s business and seizing the unique opportunities presented by China’s burgeoning media sector.”
The Board also appointed a new independent director, Mr. Harry Nam, a partner of the Yucaipa Companies. Mr. Nam is filling the vacancy left by Mr. David Olson, who left Yucaipa to pursue other business interests in June 2009. Mr. Nam was also appointed as Chairman of the Nominating and Corporate Governance Committee as well as the Investment Committee.
Mr. Nam said, “As I have watched XSEL execute its strategic plan into sports media in China, I have been impressed with its meaningful progress. Fulfilling Yucaipa’s long term commitment with XSEL, I look forward to being a part of the ongoing effort and working closely with CEO Fredy Bush in her mission to maximize value for our shareholders.”
Ms. Fredy Bush, Chief Executive Officer of XSEL commented, “On behalf of the Board, I would like to express the deepest gratitude for the valuable contributions made by Mr. Larry Kramer and Mr. Zhao Li during their service and wish them the best in the future. At the same time, we warmly welcome Mr. Zheng Jingsheng and Mr. Harry Nam. With Mr. Zheng’s in-depth understanding of China’s media sector and extensive experience as a senior executive at the Xinhua News Agency, he will contribute invaluable insight and guidance to XSEL’s business. Also, with the separation of the Chairmanship and the office of the CEO, we have further enhanced and strengthened the Company’s corporate governance.”

Prior to joining XSEL, Mr. Zheng Jingsheng, a graduate of the People’s University of China’s School of the Central Committee of the CPC, served as Vice President of the Xinhua News Agency from 1998 to 2008 and Deputy General Manager from 1995 to 1998. Mr. Zheng also previously served as Deputy General Manager at the China News Development Company (Shenzhen) of the Xinhua News Agency, as a Consulting Researcher at Development Research Center (“DRC”) of the State Council of China and as Director of Information Center for the DRC.
Mr. Harry Nam is a partner of The Yucaipa Companies, an investment firm with holdings in Europe, Asia and the Americas. He has over 15 years of executive level experience in the areas of corporate strategy, sales and marketing, finance and human resources. Most recently, he was the Director of Corporate Development for the Hysoung Corporation, a global conglomerate with revenues of over $6.1 billion in 2008. He holds an MBA from Harvard Business School and a BA from Yale University.
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 10 8567 6050; +86 136 2179 1577; joy.tsang@xsel.com
IR Contact
Edward Liu, XSEL, +86 10 8567 6061; +86 139 1610 1635; edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305 918 7000; toll free: +1 877 918 0774;
info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the company employs more than 1,200 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL — News). For more information, please visit http://www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.